American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share data)
Unaudited

	September 30	
ASSETS	2008	2007
Cash and due from banks	$ 25,136	$ 20,016
Interest-bearing deposits in other banks	8,050	24
Securities available for sale, at fair value	134,114	136,270
Securities held to maturity	7,133	12,009
Total securities	141,247	148,279
Loans held for sale	2,269	375
Loans, net of unearned income	576,598	554,002
Less allowance for loan losses	(8,083)	(7,334)
Net Loans	568,515	546,668
Premises and equipment, net	16,825	13,197
Goodwill	22,468	22,468
Core deposit intangibles, net	2,169	2,546
Accrued interest receivable and other assets	13,966	13,981
Total assets	$ 800,645	$ 767,554
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits -- noninterest-bearing	$ 102,065	$ 105,014
Demand deposits -- interest-bearing	107,228	105,004
Money market deposits	56,574	52,271
Savings deposits	59,563	63,565
Time deposits	263,627	260,300
Total deposits	589,057	586,154
Customer repurchase agreements	44,951	48,665
FHLB borrowings	39,745	8,975
Trust preferred capital notes	20,619	20,619
Accrued interest payable and other liabilities	3,559	3,807
Total liabilities	697,931	668,220
Shareholders' equity:		
Common stock, $1 par, 10,000,000 shares authorized,		
6,090,804 shares outstanding at September 30, 2008 and		
6,121,325 shares outstanding at Septembeer 30, 2007	6,091	6,121
Capital in excess of par value	26,439	26,364
Retained earnings	70,962	68,188
Accumulated other comprehensive income (loss), net	(778)	(1,339)
Total shareholders' equity	102,714	99,334
Total liabilities and shareholders' equity	$ 800,645	$ 767,554

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Interest and Dividend Income:				
Interest and fees on loans	$ 8,916	$ 10,506	$ 27,347	$ 30,993
Interest and dividends on securities:				
Taxable	1,179	1,060	3,644	3,224
Tax-exempt	388	416	1,240	1,259
Dividends	41	75	191	246
Other interest income	75	236	225	575
Total interest and dividend income	10,599	12,293	32,647	36,297
Interest Expense:				
Interest on deposits	2,845	4,004	9,543	11,647
Interest on customer repurchase agreements	313	478	1,103	1,353
Interest on other borrowings	242	122	660	498
Interest on trust preferred capital notes	343	343	1,030	1,030
Total interest expense	3,743	4,947	12,336	14,528
Net Interest Income	6,856	7,346	20,311	21,769
Provision for loan losses	280	-	1,020	303
Net Interest Income After Provision				
for Loan Losses	6,576	7,346	19,291	21,466
Noninterest Income:				
Trust fees	901	861	2,697	2,664
Service charges on deposit accounts	603	631	1,769	1,878
Other fees and commissions	193	193	622	591
Mortgage banking income	238	240	633	759
Brokerage fees	126	191	370	439
Securities gains (losses), net	(87)	45	(195)	134
Impairment of securities	-	-	(255)	-
Other	88	115	397	454
Total noninterest income	2,062	2,276	6,038	6,919
Noninterest Expense:				
Salaries	2,466	2,380	7,416	7,284
Employee benefits	688	779	2,212	2,164
Occupancy and equipment	898	881	2,792	2,560
Bank franchise tax	172	165	522	498
Core deposit intangible amortization	94	94	283	283
Other	1,167	1,080	3,352	3,208
Total noninterest expense	5,485	5,379	16,577	15,997
Income Before Income Taxes	3,153	4,243	8,752	12,388
Income Taxes	929	1,309	2,414	3,719
Net Income	$ 2,224	$ 2,934	$ 6,338	$ 8,669
Net Income Per Common Share:				
Basic	$ 0.36	$ 0.48	$ 1.04	$ 1.41
Diluted	$ 0.36	$ 0.48	$ 1.04	$ 1.40
Average Common Shares Outstanding:				
Basic	6,093,851	6,132,288	6,099,933	6,146,349
Diluted	6,100,089	6,151,750	6,109,947	6,171,243

Financial Highlights
American National Bankshares Inc. and Subsidiaries
Dollars in thousands, except share data
Unaudited

	3rd Qtr 2008	2nd Qtr 2008	3rd Qtr 2007	YTD 2008	YTD 2007
EARNINGS					
Interest income	$ 10,599	$ 10,788	$ 12,293	$ 32,647	$ 36,297
Interest expense	3,743	4,058	4,947	12,336	14,528
Net interest income	6,856	6,730	7,346	20,311	21,769
Provision for loan losses	280	600	-	1,020	303
Noninterest income	2,062	1,841	2,276	6,038	6,919
Noninterest expense	5,485	5,643	5,379	16,577	15,997
Income taxes	929	519	1,309	2,414	3,719
Net income	2,224	1,809	2,934	6,338	8,669
PER COMMON SHARE					
Earnings per share - basic	$ 0.36	$ 0.30	$ 0.48	$ 1.04	$ 1.41
Earnings per share - diluted	0.36	0.30	0.48	1.04	1.40
Cash dividends declared	0.23	0.23	0.23	0.69	0.68
Book value per share	16.86	16.71	16.23	16.86	16.23
Book value per share - tangible (a)	12.82	12.65	12.14	12.82	12.14
Closing market price	18.00	18.25	22.22	18.00	22.22
FINANCIAL RATIOS					
Return on average assets	1.13%	0.92%	1.52%	1.08%	1.49%
Return on average equity	8.72	7.06	11.98	8.26	11.92
Return on average tangible equity (b)	11.84	9.69	16.46	11.25	16.46
Average equity to average assets	12.97	12.99	12.68	13.02	12.53
Net interest margin, taxable equivalent	3.90	3.83	4.27	3.87	4.22
Efficiency ratio	59.51	61.40	54.89	60.33	54.73
Effective tax rate	29.46	22.29	30.85	27.58	30.02
PERIOD-END BALANCES					
Securities	$ 141,247	$ 146,460	$ 148,279	$ 141,247	$ 148,279
Loans held for sale	2,269	2,200	375	2,269	375
Loans, net of unearned income	576,598	568,830	554,002	576,598	554,002
Goodwill and other intangibles	24,637	24,732	25,014	24,637	25,014
Assets	800,645	790,695	767,554	800,645	767,554
Assets - tangible (a)	776,008	765,963	742,540	776,008	742,540
Deposits	589,057	569,244	586,154	589,057	586,154
Customer repurchase agreements	44,951	57,973	48,665	44,951	48,665
Borrowings	60,364	58,107	29,594	60,364	29,594
Shareholders' equity	102,714	101,896	99,334	102,714	99,334
Shareholders' equity - tangible (a)	78,077	77,164	74,320	78,077	74,320
AVERAGE BALANCES					
Securities	$ 141,697	$ 150,247	$ 141,296	$ 147,863	$ 147,069
Loans held for sale	1,986	2,206	1,940	1,936	2,055
Loans, net of unearned income	572,196	564,769	547,465	563,667	545,923
Interest-earning assets	724,368	725,789	708,794	722,619	709,807
Goodwill and other intangibles	24,695	24,785	25,052	24,781	25,146
Assets	786,804	789,412	772,060	785,372	773,784
Assets - tangible (a)	762,109	764,627	747,008	760,591	748,638
Interest-bearing deposits	480,133	476,207	487,427	480,806	489,496
Deposits	577,263	576,167	590,904	578,922	591,445
Customer repurchase agreements	51,038	53,535	48,427	53,069	46,912
Borrowings	52,063	52,012	29,932	46,003	33,487
Shareholders' equity	102,052	102,511	97,927	102,290	96,961
Shareholders' equity - tangible (a)	77,357	77,726	72,875	77,509	71,815
CAPITAL					
Average shares outstanding - basic	6,093,851	6,098,184	6,132,288	6,099,933	6,146,349
Average shares outstanding - diluted	6,100,089	6,108,536	6,151,750	6,109,947	6,171,243
Shares repurchased	7,850	2,400	28,900	39,050	53,200
Average price of shares repurchased	$ 17.42	$ 21.43	$ 21.19	$ 20.16	$ 21.97

Financial Highlights
American National Bankshares Inc. and Subsidiaries
(Dollars in thousands, except share data)
Unauditied

	3rd Qtr 2008	2nd Qtr 2008	3rd Qtr 2007	YTD 2008	YTD 2007
ALLOWANCE FOR LOAN LOSSES					
Beginning balance	$ 7,932	$ 7,425	$ 7,493	$ 7,395	$ 7,264
Provision for loan losses	280	600	-	1,020	303
Charge-offs	(179)	(203)	(227)	(552)	(431)
Recoveries	50	110	68	220	198
Ending balance	$ 8,083	$ 7,932	$ 7,334	$ 8,083	$ 7,334
LOANS					
Construction and land development	$ 65,826	$ 66,740	$ 69,476	$ 65,826	$ 69,476
Commercial real estate	208,046	201,102	205,048	208,046	205,048
Residential real estate	139,683	140,024	133,476	139,683	133,476
Home equity	55,665	52,773	46,671	55,665	46,671
Commercial and industrial	99,139	99,603	88,638	99,139	88,638
Consumer	8,239	8,588	10,693	8,239	10,693
Total	$ 576,598	$ 568,830	$ 554,002	$ 576,598	$ 554,002
NONPERFORMING ASSETS AT PERIOD-END					
Nonperforming loans:					
90 days past due	$ -	$ 172	$ 157	$ -	$ 157
Nonaccrual	6,674	6,216	2,454	6,674	2,454
Foreclosed real estate	707	558	632	707	632
Nonperforming assets	$ 7,381	$ 6,946	$ 3,243	$ 7,381	$ 3,243
ASSET QUALITY RATIOS					
Annualized net chargeoffs to average loans	0.09%	0.07%	0.12%	0.08%	0.06%
Nonperforming assets to total assets	0.92	0.88	0.42	0.92	0.42
Nonperforming loans to total loans	1.16	1.12	0.47	1.16	0.47
Allowance for loan losses to total loans	1.40	1.39	1.32	1.40	1.32
Allowance for loan losses to nonperfoming loans	121.11	124.17	280.89	121.11	280.89
OTHER DATA					
Fiduciary assets at period-end (c)	$ 368,341	$ 377,008	$ 405,735	$ 368,341	$ 405,735
Retail brokerage assets at period-end (c)	$ 91,026	$ 94,472	$ 98,820	$ 91,026	$ 98,820
Number full time-time equivalent employees	258	261	260	258	260
Number of full service offices	20	20	19	20	19
Number of loan production offices	1	1	1	1	1
Number of ATM's	23	23	23	23	23

Notes:

(a) - Excludes goodwill and other intangible assets

(b) - Excludes amortization expense, net of tax, of intangible assets

(c) - Market value

Net Interest Income Analysis
For the Three Months Ended September 30, 2008 and 2007
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2008	2007	2008	2007	2008	2007
Loans:						
Commercial	$ 94,575	$ 89,531	$ 1,423	$ 1,774	6.02%	7.93%
Real estate	471,162	449,172	7,323	8,496	6.22	7.57
Consumer	8,445	10,702	192	253	9.09	9.46
Total loans	574,182	549,405	8,938	10,523	6.23	7.66
Securities:						
Federal agencies	43,543	64,738	534	732	4.91	4.52
Mortgage-backed	48,000	24,489	607	304	5.06	4.97
State and municipal	44,104	45,414	602	624	5.46	5.50
Other	6,050	6,555	54	97	3.57	5.83
Total securities	141,697	141,296	1,797	1,757	5.07	4.97
Deposits in other banks	8,489	18,093	75	236	3.53	5.22
Total interest-earning assets	724,368	708,794	10,810	12,516	5.97	7.06
Non-earning assets	62,436	63,266				
Total assets	$ 786,804	$ 772,060				
Deposits:						
Demand	$ 110,230	$ 107,259	215	405	0.78	1.51
Money market	54,642	54,203	246	379	1.80	2.80
Savings	60,499	65,162	76	220	0.50	1.35
Time	254,762	260,803	2,308	3,000	3.62	4.60
Total deposits	480,133	487,427	2,845	4,004	2.37	3.29
Repurchase agreements	51,038	48,427	313	478	2.45	3.95
Other borrowings	52,063	29,932	585	465	4.49	6.21
Total interest-bearing liabilities	583,234	565,786	3,743	4,947	2.57	3.50
Noninterest bearing demand deposits	97,130	103,477				
Other liabilities	4,388	4,870				
Shareholders' equity	102,052	97,927				
Total liabilities and shareholders' equity	$ 786,804	$ 772,060				
Interest rate spread					3.40%	3.56%
Net interest margin					3.90%	4.27%
Net interest income (taxable equivalent basis)			7,067	7,569		
Less: Taxable equivalent adjustment			211	223		
Net interest income			$ 6,856	$ 7,346		

Net Interest Income Analysis
For the Nine Months Ended September 30, 2008 and 2007
(in thousands, except rates)

		Average Balance		Interest Income/Expense		Yield/Rate	
		2008	2007	2008	2007	2008	2007
Loans:							
Commercial	$	90,301 $	90,117 $	4,219 $	5,286	6.23%	7.82%
Real estate		466,346	447,366	22,580	25,025	6.46	7.46
Consumer		8,956	10,495	606	742	9.02	9.43
Total loans		565,603	547,978	27,405	31,053	6.46	7.56
Securities:							
Federal agencies		46,428	71,931	1,682	2,337	4.83	4.33
Mortgage-backed		48,588	21,680	1,852	792	5.08	4.87
State and municipal		46,376	45,664	1,910	1,886	5.49	5.51
Other		6,471	7,794	243	342	5.01	5.85
Total securities		147,863	147,069	5,687	5,357	5.13	4.86
Deposits in other banks		9,153	14,760	225	575	3.28	5.19
Total interest-earning assets		722,619	709,807	33,317	36,985	6.15	6.95
Non-earning assets		62,753	63,977				
Total assets	$	785,372 $	773,784				
Deposits:							
Demand	$	108,463 $	109,469	600	1,245	0.74	1.52
Money market		52,365	52,881	779	1,084	1.98	2.73
Savings		62,107	67,255	276	685	0.59	1.36
Time		257,871	259,891	7,888	8,633	4.08	4.43
Total deposits		480,806	489,496	9,543	11,647	2.65	3.17
Repurchase agreements		53,069	46,912	1,103	1,353	2.77	3.85
Other borrowings		46,003	33,487	1,690	1,528	4.90	6.08
Total interest-bearing liabilities		579,878	569,895	12,336	14,528	2.84	3.40
Noninterest bearing demand deposits		98,116	101,949				
Other liabilities		5,088	4,979				
Shareholders' equity		102,290	96,961				
Total liabilities and shareholders' equity	$	785,372 $	773,784				
Interest rate spread						3.31%	3.55%
Net interest margin						3.87%	4.22%
Net interest income (taxable equivalent basis)				20,981	22,457		
Less: Taxable equivalent adjustment				670	688		
Net interest income			$	20,311 $	21,769		